FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

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NEWS RELEASE

New York – AG   January 13, 2015
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Produces a Record 4.2M Silver Eqv. Oz in Q4 and Annual Record of 15.3M Silver Eqv. Oz in 2014; Announces 2015 Production Outlook and Cost Guidance

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company's fourth quarter and full year 2014 production results, as well as guidance for 2015.

Total production during 2014 reached a new record of 15,257,958 equivalent ounces of silver, representing a 19% increase over 2013. The equivalent silver production for 2014 consisted of 11,748,721 ounces of silver, 12,283 ounces of gold, 39,192,908 pounds of lead and 13,130,378 pounds of zinc.

Total production in the fourth quarter also reached a new quarterly record of 4,247,527 equivalent ounces of silver consisting of 3,074,567 ounces of silver, 3,326 ounces of gold, 11,764,160 pounds of lead and 4,580,260 pounds of zinc.

Keith Neumeyer, President & CEO, states, "Our fourth quarter production results show that our operations are back on track following a brief period of operational adjustments. We have made difficult but necessary changes to adapt to the current market environment and our recent cost cutting is beginning to be realized at the operations. We have made great strides thus far and I look forward to further cost improvements and efficiencies throughout 2015."

Production Details Table:

Q4 2014	Q3 2014	Q/Q Change	Consolidated Production Results	YE 2014	YE 2013	Y/Y Change
683,528	621,196	10%	Ore processed/tonnes milled	**2,613,411**	2,741,717	-5%
4,247,527	3,523,536	21%	Total production - ounces of silver equivalent	**15,257,958**	12,791,527	19%
3,074,567	2,680,439	15%	Total silver ounces produced	**11,748,721**	10,641,465	10%
201	196	2%	Silver grade (g/t)	**206**	193	7%
70	68	2%	Silver recovery (%)	**68**	62	9%
11,764,160	9,703,792	21%	Pounds of lead produced	**39,192,908**	26,904,093	46%
4,580,260	3,222,877	42%	Pounds of zinc produced	**13,130,378**	8,509,097	54%
3,326	2,781	20%	Gold ounces produced	**12,283**	10,040	22%
-	629	-100%	Tonnes of Iron ore produced	**1,332**	14,633	-91%

Quarterly Operational Review:

The total ore processed during the quarter at the Company's five operating silver mines: La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 683,528 tonnes, reflecting a 3% decrease compared to the fourth quarter of 2013 and a 10% increase from the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to higher throughput rates at Del Toro as the flotation circuit utilization increased to planned operating levels following a plant reconfiguration during the third quarter.

Average silver grades in the quarter for the five mines increased by 5% to 201 g/t compared to 191 g/t in the fourth quarter of 2013 and increased 2% compared with the previous quarter. Combined silver recoveries averaged 70% during the quarter, up from 64% compared to the same quarter in the prior year and a slight improvement over the third quarter average of 68%.

The Company's underground development in the fourth quarter consisted of 11,772 metres, reflecting a 6% decrease compared to 12,546 metres completed in the previous quarter.

At quarter end, six diamond drill rigs were active at the Company's five operations. The Company completed 5,990 metres of diamond drilling in the quarter compared to 18,335 metres in the prior quarter, representing a 67% decrease. The decrease in metres drilled was primarily due to additional budget cuts within the exploration program.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
La Encantada	186,411	2,026	248	53%	788,369	59	-	-	792,605
La Parrilla	175,830	1,911	142	80%	646,283	244	3,855,052	4,580,260	1,159,177
Del Toro	175,552	1,908	194	75%	817,754	158	7,909,108	-	1,264,751
San Martin	96,651	1,051	249	77%	592,698	1,451	-	-	698,605
La Guitarra	49,084	534	168	87%	229,463	1,414	-	-	332,389
Total	683,528	7,430	201	70%	3,074,567	3,326	11,764,160	4,580,260	4,247,527

The following prices were used in the calculation of silver equivalent ounces: Silver: $16.50 per ounce; Gold: $1,202 per ounce; Lead: $0.91 per pound; Zinc $1.02 per pound.

At the Del Toro Silver Mine:

- During the quarter, Del Toro achieved a new quarterly record production of 1,264,751 silver equivalent ounces representing an increase of 77% compared to the previous quarter. The plant processed 175,552 tonnes of ore through flotation with an average silver grade of 194 g/t. The increase in production was primarily due to a 31% increase in throughput, a 14% increase in silver grades and an improvement in silver recoveries from 68% to 75%.
- Lead production reached a new quarterly record of 7,909,108 pounds. Lead grades and recoveries averaged 3.4% and 61% respectfully in the fourth quarter, an increase of 13% and 29% compared to the previous quarter due to higher quality sulphide ore production from the Perseverancia mine.
- Underground development completed in the quarter totaled 2,095 metres compared with 2,479 metres developed in the previous quarter.
- At quarter end, one underground drill rig was active at Del Toro. Total exploration metres drilled in the fourth quarter amounted to 559 metres compared to 5,181 metres drilled in the previous quarter.

At the La Encantada Silver Mine:

- During the quarter, total production consisted of 792,605 silver ounces representing a 2% decrease in silver production over the previous quarter primarily due to a 4% decrease in the silver grade offset by a 10% increase in throughput.
- The installation process for the new 12 x 24 ball mill foundations began in December and is scheduled to be completed by the end of February. The new ball mill, crusher, two vibrating screens and a series of conveyor belts will be installed over the coming months. The plant expansion is expected to be completed by the end of June allowing for the ramp up to 3,000 tpd in July.
- A total of 4,344 metres of underground development were completed in the fourth quarter compared to 3,537 metres of development in the previous quarter.
- At quarter end, one underground drill rig was active at La Encantada. A total of 3,367 metres of exploration and definition drilling was completed in the fourth quarter compared to 4,496 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

- During the quarter, the flotation circuit processed 94,513 tonnes with an average silver grade of 163 g/t and a 91% recovery while the cyanidation circuit processed 81,317 tonnes with an average silver grade of 118 g/t and a 64% recovery.
- Zinc production increased 42% compared to the previous quarter to 4,580,260 pounds due to higher grade production stopes within the Vacas mine.
- Due to a reduction in underground mining contractors, the extraction of underground oxide ore within the San Marcos mine was slowed temporarily during the quarter. The Company extracted 11,024 tonnes (120 tpd) of oxide ore from San Marcos and the remaining 70,293 tonnes (764 tpd) of oxide ore came from the lower grade Quebradillas open pit and other underground production areas.
- Underground development completed in the quarter totaled 2,378 metres compared with 2,315 metres developed in the previous quarter.
- At quarter end, one underground drill rig was active within the La Parrilla property. A total of 685 metres were drilled in the fourth quarter compared to 2,409 metres in the previous quarter.

At the San Martin Silver Mine:

- During the quarter, San Martin set another quarterly production record of 592,698 silver ounces and 1,451 ounces of gold representing an increase of 16% and 24%, respectively, compared to the previous quarter. The increase was primarily due to a 5% increase in silver grades and a 6% increase in silver recoveries.
- Underground development completed in the fourth quarter totaled 1,414 metres compared with 2,333 metres of development in the previous quarter.
- At quarter end, one underground drill rig was active within the San Martin property. Total metres drilled in the fourth quarter amounted to 943 metres compared to 2,968 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

- During the quarter, total production consisted of 229,463 silver ounces and 1,414 gold ounces. This represents a 40% increase in silver production over the previous quarter primarily due to a 27% increase in the silver grade as the company has completed the transition from working in the old La Guitarra zone to the newly developed El Coloso zone.

- Mine production within the El Coloso area delivered 24,578 tonnes (267 tpd) during the quarter or 50% of total production. The Company anticipates full mine production to reach 500 tpd from El Coloso in early 2015.
- A total of 1,541 metres of development were completed in the fourth quarter compared to 1,882 metres of development in the previous quarter.
- At quarter end, two underground drill rigs were active within the La Guitarra property. Total metres drilled in the quarter amounted to 436 metres compared to 3,281 metres drilled in the previous quarter.

2015 Production Outlook and Cost Guidance:

For 2015, the Company anticipates 2015 silver production will range between 11.8 to 13.2 million ounces (15.3 to 17.1 million silver equivalent ounces). A majority of the projected increase will be achieved following the upgrade and expansion of the crushing and grinding area at La Encantada in the first half of 2015 to allow the processing of ore to be increased to 3,000 tpd in combination with an increase in underground mine extraction linked to the addition of bulk mining methods.

A mine-by-mine breakdown of the 2015 production guidance is included in the table below (in millions):

Mine	2014 Ag Oz	2014 Ag Eq. Oz	2015E Ag Oz	2015E Ag Eq. Oz
La Encantada	3.7	3.7	4.0 – 4.5	4.0 – 4.5
La Parrilla	2.9	4.7	2.6 – 2.9	4.3 – 4.8
Del Toro	2.7	3.7	2.6 – 2.9	3.7 – 4.2
San Martin	1.8	2.1	1.8 – 2.0	2.1 – 2.3
La Guitarra	0.6	1.1	0.8 – 0.9	1.2 – 1.3
Totals:	**11.7**	**15.3**	**11.8 - 13.2**	**15.3 – 17.1**

*Metal price assumptions for calculating equivalents are: silver: $17.00 /oz, gold: $1,200/oz, lead: $0.95 /lb, zinc: $1.02 /lb.

The Company is projecting its 2015 All-In Sustaining Cost per Ounce ("AISC"), as defined by the World Gold Council, to be within a range of $13.96 to $15.48 per payable silver ounce. Excluding non-cash items, the Company anticipates its 2015 AISC to be within a range of $13.50 to $14.96 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation [1]	FY 2015 ($ /Ag oz)
Total Cash Costs per Payable Silver Ounce	8.17 – 9.09
General and Administrative Costs	1.55 – 1.73
Workers' Participation	0.16 – 0.10
Royalties and 0.5% Mining Environmental Fee	0.12 – 0.13
Sustaining Development Costs	1.51 – 1.69
Sustaining Plant, Property and Equipment Costs	1.71 – 1.91
Sustaining Exploration Costs	0.28 – 0.31
Share-based Payments (non-cash)	0.38 – 0.43
Accretion of Reclamation Costs (non-cash)	0.08 – 0.09
All-In Sustaining Costs: (WGC definition)	**13.96 – 15.48**
All-In Sustaining Costs: (WGC excluding non-cash items)	**13.50 – 14.96**

1. AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council ("WGC") in June 2013. AISC is used as a comprehensive measure for the Company's consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of "sustaining costs" and the distinction between sustaining and expansionary capital costs.

In 2015, the Company plans to invest a total of $75.6 million on capital expenditures consisting of $44.7 million for sustaining requirements and $30.9 million for expansionary projects. This total represents a significant reduction in capital expenditures compared to the prior year.

The 2015 annual budget includes a total of $29.1 million to be spent towards property, plant and equipment, $37.1 million towards total development, $8.1 million in total exploration and $1.3 million towards corporate projects. Management has the option to make adjustments to the projected 2015 budget should metal prices continue to remain weak in 2015.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2013, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.